                                                                    Exhibit 99.3

Attention Business Editors:

SCOTIABANK ANNOUNCES REDEMPTION OF PREFERRED SHARES SERIES 6

TORONTO, August 27, 2002 - Scotiabank today announced its intention to redeem all of its twelve million Non-cumulative Preferred Shares Series 6 on October 29, 2002 for a cash price of $25.00 per share.

Formal notice will be issued to shareholders in accordance with the share conditions. The redemption of the Series 6 shares has been approved by the Office of the Superintendent of Financial Institutions and is part of the Bank's ongoing management of its Tier 1 capital.

Scotiabank is one of North America's premier financial institutions, with approximately C$300 billion in assets and approximately 51,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in 50 countries. Scotiabank is on the World Wide Web at www.scotiabank.com.

                                                                            ENDS

For further information: Michael Lomas, Capital and Mid Term Funding, Scotiabank, (416) 866-5734, michael_lomas@scotiacapital.com